Exhibit 99.1

Contact:
Gilad Yehudai
CFO
(972) 77-774-5060
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM RETURNS TO PROFITABILITY;
CONTINUED MOMENTUM IN Q2;
$5.4M REVENUES, $0.06 NON-GAAP EPS

- Strong Backlog, Streamlined Execution Increase Visibility for
Future Growth –

- 7 Recent Wins in LTE – the Next Generation of Wireless
Networks -

TEL-AVIV, Israel – July 23, 2013-- RADCOM Ltd. (RADCOM) (NASDAQ: RDCM), a leading service assurance provider, today reported a 59% year-over-year increase in revenues and a return to profitability for the second quarter ended June 30, 2013.

In $ thousands	Q2 2013	Q2 2012	Q1 2013
Revenues	$5,443	$3,424	$4,573
Gross margin	67%	57%	66%
Net income (loss) (GAAP)	$204	$(1,811)	$(594)
Net income (loss) (non-GAAP)	$419	$(1,715)	$(512)
EPS (GAAP)	$0.03	$(0.28)	$(0.09)
EPS (Non-GAAP)	$0.06	$(0.27)	$(0.08)

Results for the 2nd Quarter of 2013
Q2 revenues totaled $5.4 million, up 59% compared with $3.4 million in the second quarter of 2012 and 19% compared with the first quarter of 2013. The increase reflects the Company’s strong execution of its backlog and continued momentum in the emerging markets of Latin America and Asia. As a result, the Company has returned to profitability and is on track with its plan for delivering significant top-line and bottom-line growth in 2013.

The Company’s gross margin for the quarter rose to 67% from 57% in Q2 2012 and 66% in Q1 2013. In addition, operating expenses declined by an additional $100,000 from the first quarter, reflecting the Company’s successful ongoing streamlining and cost management efforts.

With higher revenues, a stronger gross margin and lower expenses, the Company recorded both operating and net profit for the quarter. Net income for the second quarter totaled $204,000, or $0.03 per ordinary share (basic and diluted), a dramatic improvement compared to the net loss of ($1.8) million, or ($0.28) per ordinary share (basic and diluted), from Q2 2012, and ($594,000), or ($0.09) per ordinary share (basic and diluted) from Q1 2013.

On a non-GAAP basis, the Company reported net income of $419,000, or $0.06 per ordinary share (basic and diluted), for the second quarter of 2013, compared to a net loss of ($1.7) million, or ($0.27) per ordinary share (basic and diluted), in the second quarter of 2012, and $(512,000), or $(0.08) per ordinary share (basic and diluted), in the first quarter of 2013.

Comments of Management
Commenting on the results, David Ripstein, RADCOM's CEO, said, “We are very pleased to report a return to profitability in continuation of the strong momentum that has been developing for RADCOM over the past three quarters, demonstrating the success of our backlog execution and cost reduction programs. This, combined with our growing competitive strength in fast-growing target markets, positions us favorably to continue building our business in line with our plan for generating top and bottom line growth in the second half of 2013.

“Our business is being driven by a strong tailwind: the global explosion in data traffic, which is forcing operators to invest in next-generation LTE and VoLTE infrastructures. With the industry’s best service assurance technologies for these environments, we are participating in more and larger tenders with many of the world’s top-tier operators, including both existing and potential new customers. We are proud to have recently won seven highly competitive LTE deals, demonstrating our clear technology advantage while creating the potential for additional future growth.”

Results for the 1st Half of 2013
For the first half of 2013, revenues increased by 32% to $10.0 million from $7.6 million in the first half of 2012. Net loss for the period improved by 90% to $(390,000), or $(o.06) per ordinary share (basic and diluted), from $(3.8 million), or $(o.60) per ordinary share (basic and diluted), in the first half of 2012. Non-GAAP net loss for the period was $(93,000), or $(0.01) per share (basic and diluted), a 97% improvement compared with $(3.6 million), or $(0.56) per share (basic and diluted) for the first half of 2012.

PIPE Transaction
In April, RADCOM signed a definitive agreement with investors regarding a $3.5 million private placement transaction (PIPE). Investors in the PIPE transaction included both existing and new investors in the Company. For details of the transaction, please refer to the Company’s press release of April 29, 2013 http://www.radcom.com/node/727.

Earnings Conference Call
RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (16:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from July 24th on RADCOM's website.

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About RADCOM
RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier- grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.radcom.com

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$5,443	$3,424	$10,016	$7,602
Cost of sales	1,781	1,489	3,316	3,036
Gross profit	3,662	1,935	6,700	4,566

Research and development, gross	1,420	1,392	2,871	3,071
Less - royalty-bearing participation	279	505	669	730
Research and development, net	1,141	887	2,202	2,341

Sales and marketing	1,803	2,262	3,790	4,763
General and administrative	491	493	978	1,011
Total operating expenses	3,435	3,642	6,970	8,115

Operating income (expenses)	227	(1,707)	(270)	(3,549)

Financing expenses, net	(23)	(104)	(120)	(176)
Income (loss) before tax on income	204	(1,811)	(390)	(3,725)
Taxes on Income	-	-	-	(120)
Net income (loss)	204	(1,811)	(390)	(3,845)
Basic net income (loss) per ordinary Share	$0.03	$(0.28)	$(0.06)	$(0.60)
Diluted net income (loss) per ordinary share	$0.03	$(0.28)	$(0.06)	$(0.60)
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	7,133,654	6,444,221	6,795,807	6,434,617
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	7,381,794	6,444,221	6,795,807	6,434,617

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income (loss)	$204	$(1,811)	$(390)	$(3,845)
Stock-based compensation (1)	215	96	297	271
Non-GAAP net income (loss)	$419	$(1,715)	$(93)	$(3,574)
Non-GAAP net income (loss) per share (diluted)	$0.06	$(0.27)	$(0.01)	$(0.56)

Number of shares used in computing Non-GAAP earnings (loss) per share (diluted)	7,381,794	6,444,221	6,795,807	6,434,617

(1) Stock-based compensation:
Cost of sales	5	3	5	9
Research and development	80	30	86	98
Sales and marketing	55	34	61	92
General and administrative	75	29	145	72
	215	96	297	271

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)

	As of	As of
	June 30, 2013	December 31, 2012
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	1,278	1,474
Restricted Cash	1,757	1,452
Trade receivables, net	5,327	3,292
Inventories	5,635	6,736
Other receivables	2,575	2,685
Total Current Assets	16,572	15,639

Severance pay fund	3,259	3,090

Property and equipment, net	286	268

Total Assets	20,117	18,997

Liabilities and Shareholders' Equity
Current Liabilities
Short term bank credit	-	1,058
Short term loans	750	1,527
Trade payables	1,262	1,920
Deferred revenue and advances from customers	2,604	2,100
Employees and payroll accruals	1,944	1,996
Other payables and accrued expenses	1,727	1,844
Total Current Liabilities	8,287	10,445

Long-Term Liabilities
Deferred revenue	31	37
Accrued severance pay	3,664	3,518
Total Long-Term Liabilities	3,695	3,555

Total Liabilities	11,982	14,000

Shareholders' Equity
Share capital	322	251
Additional paid-in capital	65,167	61,470
Accumulated other comprehensive loss	(562)	(322)
Accumulated deficit	(56,792)	(56,402)
Total Shareholders' Equity	8,135	4,997

Total Liabilities and Shareholders' Equity	20,117	18,997